UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___ )*

NATUZZI S.p.A.

(Name of Issuer)

Ordinary shares, with a par value of €1.0 each (“Ordinary Shares”), and

American Depositary Shares, each representing one Ordinary Share.

(Title of Class of Securities)

63905A 10 1

(CUSIP Number)

INVEST 2003 S.r.l.

Attn. Mr. Pasquale Natuzzi

Via Gobetti, 8, 74100 Taranto, Italy

Tel. 0039 099 7795028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63905A 10 1	SCHEDULE 13D	Page 2 of 1 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pasquale Natuzzi
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,358,089 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,358,089 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,358,089 Ordinary Shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.5%
14		TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 63905A 10 1	SCHEDULE 13D	Page 2 of 1 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVEST 2003 S.r.l.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,357,893 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,357,893 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,357,893 Ordinary Shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.5%
14		TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer.

This statement relates to ordinary shares of Natuzzi S.p.A. (the “Company”), with par value of €1.0 each (the “Ordinary Shares”), some of which are held in the form of American Depositary Shares. The principal executive office of the Company is located at Via Iazzitiello 47, 70029 Santeramo, Italy.

Item 2.	Identity and Background.

This statement is filed by the persons listed below (the “Reporting Persons”):

1.            Mr. Pasquale Natuzzi, an Italian citizen. Mr. Pasquale Natuzzi’s business address is Via Iazzitiello 47, 70029 Santeramo, Italy. Mr. Pasquale Natuzzi’s present principal occupation is chief executive officer and Chairman of the Board of Directors of the Company. The Company is primarily engaged in the design, manufacture and marketing of contemporary and traditional leather and fabric upholstered furniture, principally sofas, loveseats, armchairs, sectional furniture, motion furniture and sofa beds, and living room accessories.

2.            INVEST 2003 S.r.l. (“INVEST 2003”), a limited liability company organized in Italy. INVEST 2003 is a holding company, wholly owned by Mr. Pasquale Natuzzi, with its registered office located at Via Gobetti 8, Taranto, Italy. INVEST 2003 is the holding company through which Mr. Pasquale Natuzzi holds his entire beneficial ownership of Natuzzi S.p.A. shares (other than 196 American Depositary Shares). It has no other business activity. Mr. Pasquale Natuzzi is the sole executive officer and director of INVEST 2003.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is either Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Pasquale Natuzzi used an aggregate of $11,888,390.63 of his personal funds to effect the purchase of Ordinary Shares described in Item 5(c). These funds were provided by Mr. Pasquale Natuzzi as a capital contribution to INVEST 2003, which then used the funds to purchase the Ordinary Shares described in Item 5(c).

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Ordinary Shares described in Item 5(c) for investment. Depending upon general market and economic conditions affecting the Company and the securities of the Company, the Reporting Persons may purchase or sell Ordinary Shares of the Company from time to time in open market and/or private transactions. Except as set forth above, none of the Reporting Persons has any present plan or proposal which relates or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)

Mr. Pasquale Natuzzi beneficially owns 29,358,089 Ordinary Shares, representing 53.5% of the Ordinary Shares outstanding. Members of Mr. Pasquale Natuzzi’s immediate family own an additional 2,800,002 Ordinary Shares. Mr. Pasquale Natuzzi disclaims beneficial ownership of the Ordinary Shares owned by members of his immediate family and that he and members of his immediate family owning Ordinary Shares consititute a group for purposes of this filing.

INVEST 2003 beneficially owns 29,357,893 Ordinary Shares, representing 53.5% of the Ordinary Shares outstanding.

(b)

Because INVEST 2003 is owned in its entirety by Mr. Pasquale Natuzzi, he may be deemed to have the sole power to vote or to direct the vote of any Ordinary Shares owned by INVEST 2003, and the sole power to dispose or to direct the disposition of any Ordinary Shares owned by INVEST 2003. Except as otherwise disclosed herein, none of the Reporting Persons share the power to vote or to direct the vote, or the power to dispose or to direct the disposition, of any of the Ordinary Shares they beneficially own (as noted in paragraph (a) of this Item 5).

(c)

On April 18, 2008, INVEST 2003 purchased 3,293,183 American Depositary Shares, each representing one Ordinary Share, at a price of U.S.$3.61 per ADS. The purchase was privately negotiated with a single entity (acting on behalf of its client accounts) and was effected through the Institutional Delivery System of Depository Trust Company.

(d)

Because INVEST 2003 is owned in its entirety by Mr. Pasquale Natuzzi, he may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares beneficially owned by INVEST 2003. Except as disclosed herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

INVEST 2003 is holding company wholly owned by Mr. Pasquale Natuzzi, and in which he acts as the sole executive officer and director. Other than as described herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be filed as Exhibits.

1.	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2008	/s/ Pasquale Natuzzi
Pasquale Natuzzi

INVEST 2003 S.r.l. /s/ Pasquale Natuzzi By: Pasquale Natuzzi Sole Director